EXHIBIT D
TO SCHEDULE 13D/A

STATEMENT AND LISTING OF SHAREHOLDERS

The following paragraphs describe the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class B Common Stock that may be considered to be beneficially owned by each Reporting Person.

Frank B. Holding, Jr. – Mr. Holding and his spouse, respectively, receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by them individually. Mr. Holding, for the benefit of his children and grandchildren, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts. Each of the listed foundations receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

Hope H. Bryant – Mrs. Bryant and her spouse, respectively, receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by them individually. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. Each of the listed entities and foundations receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

Olivia B. Holding – Ms. Holding receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by her individually. The distribution of dividends and sale proceeds from shares held as a trustee or co-trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. Each of the listed entities and foundations receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

Claire H. Bristow – Mrs. Bristow receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by her individually. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts. The distribution of dividends and sale proceeds from shares held by the limited liability companies is determined based on the terms of the governing instruments of those entities.

Carson H. Brice – Mrs. Brice and her spouse, respectively, receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by them individually. Mrs. Brice receives or has the power to direct the receipt of dividends and sale proceeds, for the benefit of her children, from the shares held by her as custodian. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts.

Lewis R. Holding II – Mr. Holding and his spouse, respectively, receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by them individually.